CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$13,200,000	$736.56

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $218,123.88, have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $736.56 offset against the registration fee due for this offering and of which $217,386.32 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 153 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 87-A-I dated December 18, 2008	Registration Statement No. 333-155535 Dated April 1, 2009 Rule 424(b)(2)

Structured Investments	$13,200,000 Bearish Buffered Return Enhanced Notes Linked Inversely to the S&P 500® Index due July 7, 2009

General

  The notes are designed for investors who seek a return of three times any depreciation of the S&P 500® Index up to a maximum total return on the notes of 9.75% at maturity. Investors should be willing to forgo interest and dividend payments, and, if the Ending Index Level increases as compared to the Initial Index Level by more than 10%, be willing to lose some or all of their principal at a rate of two times the appreciation of the Index beyond 10%.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 7, 2009†.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on April 1, 2009 and are expected to settle on or about April 6, 2009.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Downside Leverage Factor:	3
Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Index Level is less than the Initial Index Level, you will receive at maturity a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Index Change multiplied by 3, subject to the Maximum Total Return on the notes of 9.75%. For example, if the Index Change is more than 3.25%, you will receive the Maximum Total Return on the notes of 9.75%, which entitles you to a maximum payment at maturity of $1,097.50 for every $1,000 principal amount note that you hold. Accordingly, if the Index Change is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 x Index Change x 3)

Your principal is protected against an increase in the Index at maturity of up to 10%. If the Ending Index Level is equal to or greater than the Initial Index Level by not more than 10%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is greater than the Initial Index Level by more than 10%, at maturity you will lose 2% of the principal amount of your notes for every 1% that the Index increases above 10%, provided that your payment at maturity will not be less than $0 per $1,000 principal amount note. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Change + 10%) x 2]

Notwithstanding the foregoing, in no event will the payment at maturity per $1,000 principal amount note be less than $0.

You will lose some or all of your investment at maturity if the Ending Index Level is greater than the Initial Index Level by more than 10% and, as a result of the Upside Leverage Factor of 2 and the Buffer Amount of 10%, you will lose all of your investment at maturity if the Ending Index Level increases from the Initial Index Level by 60% or more.

Buffer Amount:	10%
Index Change:	Initial Index Level – Ending Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 811.08.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Ending Averaging Dates.
Ending Averaging Dates†:	June 25, 2009, June 26, 2009, June 29, 2009, June 30, 2009 and July 1, 2009
Maturity Date†:	July 7, 2009
CUSIP:	48123LS62
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 87-A-I.

Investing in the Bearish Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 87-A-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$5	$995

Total	$13,200,000	$66,000	$13,134,000

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $2.50 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-30 of the accompanying product supplement no. 87-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee.  The aggregate amount of these fees will be $5.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

April 1, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 87-A-I dated December 18, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 1, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 87-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 87-A-I dated December 18, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208006045/e33917_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 800 and reflect the Maximum Total Return on the notes of 9.75%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Change	Total Return

1440.00	-80.00%	-100.00%
1360.00	-70.00%	-100.00%
1320.00	-60.00%	-100.00%
1120.00	-40.00%	-60.00%
1040.00	-30.00%	-40.00%
960.00	-20.00%	-20.00%
920.00	-15.00%	-10.00%
880.00	-10.00%	0.00%
840.00	-5.00%	0.00%
808.00	-1.00%	0.00%
800.00	0.00%	0.00%
792.00	1.00%	3.00%
784.00	2.00%	6.00%
776.00	3.00%	9.00%
774.00	3.25%	9.75%
760.00	5.00%	9.75%
720.00	10.00%	9.75%
640.00	20.00%	9.75%
560.00	30.00%	9.75%
480.00	40.00%	9.75%
400.00	50.00%	9.75%
320.00	60.00%	9.75%
240.00	70.00%	9.75%
160.00	80.00%	9.75%

JPMorgan Structured Investments — Bearish Buffered Return Enhanced Notes Linked Inversely to the S&P 500® Index	PS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page and the graph above are calculated.

Example 1: The level of the Index declines from the Initial Index Level of 800 to an Ending Index Level of 784. Because the Ending Index Level of 784 is less than the Initial Index Level of 800 and the Index Change of 2% multiplied by 3 does not exceed the Maximum Total Return of 9.75%, the investor receives a payment at maturity of $1,060 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 2% x 3) = $1,060

Example 2: The level of the Index declines from the Initial Index Level of 800 to an Ending Index Level of 720. Because the Ending Index Level of 720 is less than the Initial Index Level of 800 and the Index Change of 10% multiplied by 3 exceeds the Maximum Total Return of 9.75%, the investor receives a payment at maturity of $1,097.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index increases from the Initial Index Level of 800 to an Ending Index Level of 880. Although the Index Change is negative, because the Ending Index Level of 880 is greater than the Initial Index Level of 800 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 4: The level of the Index increases from the Initial Index Level of 800 to an Ending Index Level of 920. Because the Index Change is negative and the Ending Index Level of 920 is greater than the Initial Index Level of 800 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-15% + 10%) x 2] = $900

Example 5: The level of the Index increases from the Initial Index Level of 800 to an Ending Index Level of 1360. Because the Ending Index Level of 1360 is greater than the Initial Index Level of 800, resulting in an Index Change of -70%, and because the payment at maturity per $1,000 note may not be less than $0 per $1,000 principal amount note, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Change (i.e., the Index closing level declines) by 3, up to the Maximum Total Return on the notes of 9.75%, or a maximum payment at maturity of $1,097.50 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against an increase in the Ending Index Level, as compared to the Initial Index Level, of up to 10%.
  ACCELERATED LOSS IF THE INDEX APPRECIATES BEYOND THE BUFFER AMOUNT — The notes provide for an Upside Leverage Factor of 2. If the Ending Index Level is greater than the Initial Index Level by more than 10%, for every 1% that the Ending Index Level increases beyond 10%, you will lose an amount equal to 2% of the principal amount of your notes, provided that your payment at maturity will not be less than $0. Accordingly, you will lose your entire investment at maturity if the Ending Index Level is greater than the Initial Index Level by 60% or more.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked inversely to the performance of the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 87-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 87-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments,

JPMorgan Structured Investments — Bearish Buffered Return Enhanced Notes Linked Inversely to the S&P 500® Index	PS-2

which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities composing of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 87-A-I dated December 18, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS ON AN ACCELERATED BASIS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked inversely to the performance of the Index and will depend on whether, and the extent to which, the Index Change is positive or negative. Your investment will be exposed, on an inverse, leveraged basis, to any increase in the Ending Index Level, as compared to the Initial Index Level, beyond 10%. For every 1% that the Ending Index Level increases beyond 10%, you will lose 2% of the principal amount of your notes, provided that your payment at maturity will not be less than $0. Accordingly, you will lose your entire investment at maturity if the Ending Index Level is greater than the Initial Index Level by 60% or more.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is less than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 9.75%, regardless of the depreciation in the Index, which may be significant.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Bearish Buffered Return Enhanced Notes Linked Inversely to the S&P 500® Index	PS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing level from January 2, 2004 through March 27, 2009. The Index closing level on April 1, 2009 was 811.08. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Bearish Buffered Return Enhanced Notes Linked Inversely to the S&P 500® Index	PS-4